PRESS RELEASE

1 April 2003

Not for release, publication or distribution in, into or from Australia, Canada or Japan

OXFORD GLYCOSCIENCES PLC (“OGS”)

RESPONSE TO CELLTECH ANNOUNCEMENT

OGS notes today's announcement by Celltech Group plc ("Celltech") relating to the level of acceptances received for the Celltech offer.

In particular, OGS notes that Celltech received acceptances in respect of a total of 2,161,947 OGS shares (including those represented by OGS ADSs), which together with the 5,892,971 OGS shares previously purchased by Celltech represents approximately 14.4 per cent. of the issued share capital of OGS. In addition, OGS notes that the Celltech offer has been extended and will remain open for acceptance until 3.00 p.m. (London time), 10.00 a.m. (New York time) on Tuesday, 15 April 2003.

Commenting, David Ebsworth PhD, CEO of OGS said, "We are pleased that our shareholders have followed the Board's* advice and continue to support our strategy of seeking higher offers for the Company.”

-Ends-

For further information please contact:
Oxford GlycoSciences Plc David Ebsworth, Ph.D., Chief Executive Officer	+44 (0) 1235 208 000
Goldman Sachs International Michael Hill Basil Geoghegan Phil Raper (Corporate Broking)	+44 (0) 20 7774 1000
Financial Dynamics UK Media and Investors Tim Spratt Melanie Toyne-Sewell	+44 (0) 20 7831 3113

US Media and Investors Leslie Wolf-Creutzfeldt Deborah Ardern Jones	+1 212 850 5626

Goldman Sachs International is acting for OGS and for no-one else in connection with this announcement and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the offer from Celltech, the merger with Cambridge Antibody Technology Group plc (“CAT”) or the contents of this announcement.

The directors of OGS accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of OGS (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.*

*Dr Donald Drakeman, a director of OGS, is also the Chief Executive Officer of Medarex Inc, a competitor of CAT, and therefore did not participate in decisions of the OGS Board relating to the merger with CAT. Given this conflict, he has also not participated and does not propose to participate in discussions relating to any competing offer for OGS. Accordingly, Dr Drakeman has abstained from OGS Board discussions of, and advice to OGS shareholders relating to, the merger with CAT and the offer from Celltech and is not taking responsibility for the views or advice of the Board on the merger with CAT or the offer from Celltech.

Shareholders can obtain a free copy of this and any other documents filed with the Securities and Exchange Commission at the SEC’s website (www.sec.gov).

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

Shareholders can obtain a free copy of this and any other documents filed with the Securities and Exchange Commission at the SEC’s website (www.sec.gov).

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.